

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2019

Barry F. Cohen
Chief Executive Officer and Acting Chief Financial Officer
AVRA Medical Robotics, Inc.
3259 Progress Drive, Suite 112A
Orlando, Florida 32826

      Re: AVRA Medical Robotics, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2018
         Filed April 16, 2019
         File No. 333-216054

Dear Mr. Cohen:

      We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 9A. Controls and Procedures, page 14

1.   While it appears that you completed the required evaluation of disclosure controls and procedures, it does not appear that you have completed the separate evaluation of internal control over financial reporting. Accordingly, please complete the evaluation of internal control over financial reporting required by Exchange Act Rule 13a-15(c). Upon completion of that evaluation, please amend your Form 10-K to provide management's report on internal control over financial reporting required by Item 308 of Regulation S-K. You may provide an abbreviated amendment that includes a cover page, explanatory note, the complete text of Item 9A, a signature page and the certification required by Item 601(b)(31) of Regulation S-K, including paragraphs 1,2, 4 and 5.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Bennett, Staff Accountant, at 202-551-3606 or Gary Todd, Senior Accountant, at 202-551-3605 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery